LANGUAGE ARTS CORP.

P.O. Box El Dorado0819-11689Panama, Republic de Panama

July 25, 2013

To:	Mara L. Ransom, Assistant Director
Or Jacqueline Kaufman, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Language Arts Corp.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed July 10, 2013
File No.: 333-189030

Dear Ms. Ransom:

Language Arts Corp., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated June 26, 2013 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on June 3, 2013.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

General

1.

We note your response to comment two in our letter dated June 26, 2013 and your belief that you are not a blank check corporation and have no plans or intentions to engage in a merger or acquisition.  However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

•

Your disclosure indicates that you are a development stage company issuing penny stock;

•

You have no revenue or agreements with customers or suppliers;

•

You have no assets; for example, you have not disclosed that you have registered your domain name;

•

You have not yet commenced operations and you “will not begin operations until [you] have closed this offering” (page 32); and

•

Your registration statement contains very general disclosure related to the nature of your business plan.

In adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

The Registrant reaffirms its belief that Rule 419 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), is not applicable and that the Registrant is not a blank check company.  In summary:

1.

The Registrant acknowledges it is a development stage company issuing stock for less than $5 per share.  To date, the Registrant has defined its legal corporate existence, set forth a plan of operations, obtained seed capital from its founders, registered an Internet domain address and published a preliminary website.

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 25, 2013

2.

The Registrant explicitly states herein, as well as in the registration statement, that it is a development stage company with a clear, specified business plan.  Having failed to generate revenues as of the date of this letter does not render the Registrant a blank check company.  The Registrant reaffirms that it is pursuing a plan to execute its business.

3.

The Registrant admits that it has filed to disclose the registration of a domain name in amendment one to the registration statement.  On or about June 2, 2013, the Registrant did purchase the domain name “www.languageartstraining.com.”  With reference to a lack of assets, other than cash, the Registrant plans to conduct operations exclusively over the Internet.  As a result, the Registrant does not expect to purchase a material amount of assets during at least the first six to twelve months of operations.

4.

The Registrant has stated that its principal operations have not yet commenced.  However, during the week of July 8, 2013, the Registrant published an “alpha” (or initial test) version of its website.  The website is minimally capable and will be refined as time and funds permit.  Despite not yet commencing revenue generating operations, the Registrant references Securities Act Release No. 33-6932, which, in part, states that, “Rule 419 does not apply to start-up companies with specific business plans even if operations have not commenced at the time of the offering.”  The Registrant believes that its failure to have commenced operations is not condition upon which the Registrant should be made subject to Rule 419.

5.

The Registrant has, in its subjective opinion, developed and set forth a specific plan of operation for at least the next twelve months.  This business plan spans from the inception of the Registrant to the point at which our sole officer, in her sole belief, hopes that we will begin to produce revenues.  Additionally, the Registrant specifically indicates within the registration statement that its business plan does not involve seeking a merger or acquisition with an unidentified company or companies, or other entity.  The Registrant’s efforts, to date, have been in accordance with this plan of operation.  As stated in the bullet points above, the Registrant has formed a legal corporate entity; set forth a plan of operations; obtained seed capital from its founders; registered an Internet domain address; and published a preliminary website.

The Registrant reiterates that it is not a black check company, as defined by Rule 419.

It should be noted that the Registrant has made various amendments, throughout the registration statement, to incorporate certain of the disclosures made in this letter.

Prospectus Cover Page

2.

We note your response to comment one in our letter dated June 26, 2013, as well as your revised disclosure.  Please disclose that you are a shell company on your prospectus cover page.

The Prospectus Cover Page has been revised, accordingly.

Risk Factors, page 6

Our independent accounting firm has expressed substantial doubt about our ability . . . , page 7

3.

We note your response to comment 11 in our letter dated June 26, 2013.  As requested before, please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months.  Please also discuss the estimate of capital required in your Prospectus Summary.

The registration statement has been revised in the Prospectus Summary, on page 4, and the risk factor on page 8.

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 25, 2013

Plan of Distribution, page 14

4.

We note your disclosure on page 15 that you “will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement.”  Please provide such information in your next amendment.

The Plan of Distribution has been revised, accordingly.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Maria del Pilar Jaen at tel: (+1407) 374-1407.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Maria del Pilar Jaen

Maria del Pilar Jaen

President

Enclosures